UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of December 9, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Announcements on Capital Markets Day

Oslo (2002-12-08): Through major acquisitions and improvements in its operational performance, Norsk Hydro has strengthened its position in 2002. Despite challenging markets, Norsk Hydro expects to meet its previously announced profitability target for 2002.  Hydro also confirms that it is on track to meet the target of an average annual production of 470,000 barrels of oil equivalents per day for 2002, and announces a 2003 target of 510,000 (boe/d). Hydro also confirms that the previously launched improvement program in Aluminum is showing good progress and the overall cost reduction target has been raised by EUR 50 million.

"The acquisition of the German aluminum company VAW has positioned Aluminium as one of the world's leading aluminum companies after an efficient integration process, Agri has confirmed its position as the world's leading fertilizer company with improved market share in growth segments and Oil and Energy is demonstrating strong production development," says Eivind Reiten, CEO of Norsk Hydro. "The 2002 result has been charged with considerable costs from unsuccessful exploration wells. Further wells will be drilled in 2003 . A thorough examination of the exploration strategy will be done before entering into major new commitments."

Hydro expects to meet its 2002 CROGI target of 8 - 9 percent based on normalised commodity prices and currency exchange rates (oil price of  18 USD per barrel, an LME three months aluminium price of 1500 USD/tonne, a CAN 27 fertilizer price of 113 USD/tonne and a NOK/USD exchange rate of 8.) For 2003 Hydro announces a normalised CROGI target of 8.5 - 9.5 percent. All three Business Areas are expected to improve relative to 2002 performance, with Aluminium likely to show the largest improvement.

In 2003, Hydro is planning for an investment level of about NOK 22 billion, including exploration activities of NOK 1.9 billion. Approximately 60 percent of the investments will be in Oil and Energy, and 30 percent in Aluminium.

Concentrating on its core activities, and with a sharpened portfolio focus within each business area, Hydro has launched a program for divestment of non core businesses totalling NOK 10 billion to be completed by year-end 2003. Hydro is well on track to meet this target, with agreed divestments in excess of NOK 6 billion, to which divestments of KFK assets and Flexible Packaging have been the main contributors.

Business Area Update

Acquired assets from the State Direct Financial Interest (SDFI) have strengthened Oil and Energy. The oil and gas production target for 2003 is 510,000 boe/d, an increase of  9 percent over the recently increased 2002 target. The main contribution to higher production comes from increased gas production and the full-year effect of acquired SDFI assets in 2003. Hydro's revised production profile, now extended through 2006, confirms the previously announced targeted compound annual growth rate of 8 percent, while adding another year of strong growth. The 2003 reserve replacement is expected to be 140 percent based on a three-year rolling average. This assumes an approval of the Ormen Lange gas development by the partners next fall. This should enable Hydro to reach its Finding and Development cost target of USD 5 per boe in 2003.

Hydro's extensive ongoing exploration program extends into 2003 with a planned activity level of NOK 1.9 billion, compared with an estimate of NOK 2.3 billion in 2002. Of the total 2003 exploration plan, 75 percent relates to exploration outside Norway. Based on the results from this program Norsk Hydro will thoroughly examine its future exploration strategy.

Experiencing challenging market conditions,  Hydro Alumiunium is stepping up its efforts to capture the values inherent in its recently enlarged business. When Hydro announced the acquisition of VAW, it communicated an annual cost reduction target of EUR 200 million to be achieved by end 2003. This program is progressing according to plan, and the target is now raised by an additional EUR 50 million. The increased target is expected to be reached within previously announced cost estimates. The aluminium investments in 2003 will be concentrated in brownfield expansions in Hydro's most competitive smelters, further strengthening the company's relative cost position.

After the turnaround in Agri, the company is strenghtening its positions outside Europe, leveraging its global presence in key market segments. Further productivity improvements are also being implemented. Fertilizer consumption is expected to show a positive development, while new capacity additions are expected to be limited. Agri will build on its position as global leader, and remain alert to opportunities in a consolidating industry.

Financial issues

Hydro's pension costs are estimated at NOK 1.6 billion in 2002, and an increase in 2003 is expected. This is a result of increased net pension obligations, following higher compensation increases than assumed in 2002, reduced pension assets as a result of falling equity markets, reduced long-term interest rates giving higher net present values of pension obligations, and a higher number of employees following the acquisition of VAW. It has been decided to increase the equity of the company's Norwegian pension fund by NOK 750 million. The equity increase will be a cash injection and recorded as an investment with no charge to earnings.

Hydro's cash flow from operations has been higher than planned, contributing to a net interest bearing debt to equity ratio of 0.43 at the end of the third quarter. Hydro aims to maintain its single A credit rating. Hydro will also prioritise maintaining a strong financial position.

******

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

December 9, 2002